Issuer Free Writing Prospectus dated August 18, 2020

Relating to Preliminary Prospectus dated August 18, 2020

Filed Pursuant to Rule 433

Registration No. 333-230546

Hannon Armstrong Announces Green Bonds Offering of $350 Million of

Senior Unsecured Notes and $125 Million of Convertible Notes

ANNAPOLIS, Md., August 18, 2020 – (BUSINESS WIRE) – Hannon Armstrong Sustainable Infrastructure Capital, Inc. (“Hannon Armstrong” or the “Company”) (NYSE: HASI), a leading investor in climate change solutions, today announced, subject to market conditions, a private offering of $350 million in aggregate principal amount of senior unsecured notes due 2030 (the “Senior Unsecured Notes”) by its indirect subsidiaries, HAT Holdings I LLC (“HAT I”) and HAT Holdings II LLC (“HAT II,” and together with HAT I, the (“Issuers”). The Senior Unsecured Notes will be guaranteed by the Company, Hannon Armstrong Sustainable Infrastructure, L.P., and Hannon Armstrong Capital, LLC.

The Company believes the Notes (as defined below) meet the environmental eligibility criteria for green bonds as defined by the International Capital Market Association’s Green Bond Principles. The Company intends to utilize the net proceeds of the offering of the Notes to acquire or refinance, in whole or in part, eligible green projects, which include assets that are neutral to negative on incremental carbon emissions. In addition, these projects may include projects with disbursements made during the twelve months preceding the issue date of the bonds and those with disbursements to be made following the issue date. Prior to the full investment of such net proceeds, the Company intends to invest such net proceeds in interest-bearing accounts and short-term, interest-bearing securities which are consistent with the Company’s intention to continue to qualify for taxation as a REIT.

The Senior Unsecured Notes and the related guarantees will be offered only to persons reasonably believed to be qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and non-U.S. persons outside the United States pursuant to Regulation S under the Securities Act. The Senior Unsecured Notes and the related guarantees will not be registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent an effective registration statement or an applicable exemption from the registration requirements of the Securities Act or any state securities laws.

Additionally, the Company announced it is commencing an underwritten public offering, subject to market conditions and other factors, of $125 million of convertible notes due August 2023 (the “Convertible Notes,” and together with Senior Unsecured Notes, the “Notes”). The Company also plans to grant to the underwriters a 30-day over-allotment option to purchase up to an additional $18.75 million aggregate principal amount of the Convertible Notes. The interest rate, conversion rate and other terms of the Convertible Notes will be determined at the time of pricing the offering.

Morgan Stanley is acting as a sole book-running manager and Oppenheimer & Co. Inc. is acting as a co-manager for the offering of the Convertible Notes.

A registration statement relating to the Convertible Notes has been filed with the Securities and Exchange Commission (“SEC”) and has become effective. The offering of the Convertible Notes will be made by means of a preliminary prospectus supplement and accompanying prospectus. A copy of the preliminary prospectus supplement and accompanying prospectus related to the offering can be obtained by contacting Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, or email: prospectus@morganstanley.com.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Hannon Armstrong

Hannon Armstrong (NYSE: HASI) is the first U.S. public company solely dedicated to investments in climate change solutions, providing capital to leading companies in energy efficiency, renewable energy, and other sustainable infrastructure markets. With more than $6 billion in managed assets as of June 30, 2020, Hannon Armstrong’s core purpose is to make climate-positive investments with superior risk-adjusted returns.

Forward-Looking Statements

Some of the information in this press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this press release, words such as “believe,” “expect,” “anticipate,” “estimate,” “plan,” “continue,” “intend,” “should,” “may,” “target,” or similar expressions, are intended to identify such forward-looking statements. Forward-looking statements are subject to significant risks and uncertainties. Investors are cautioned against placing undue reliance on such statements. Actual results may differ materially from those set forth in the forward-looking statements. Factors that could cause actual results to differ materially from those described in the forward-looking statements include those discussed under the caption “Risk Factors” included in the Company’s Annual Report on Form 10-K for the Company’s fiscal year ended December 31, 2019 and the Company’s Quarterly Reports on Form 10-Q for the Company’s quarters ended March 31, 2020 and June 30, 2020, which were filed with the SEC, as well as in other reports that the Company files with the SEC.

Forward-looking statements are based on beliefs, assumptions and expectations as of the date of this press release. The Company disclaims any obligation to publicly release the results of any revisions to these forward-looking statements reflecting new estimates, events or circumstances after the date of this press release.

INVESTOR RELATIONS INQUIRIES

Chad Reed

410-571-6189

investors@hannonarmstrong.com